UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

THERAVANCE BIOPHARMA, INC.
(Name of Issuer)

ORDINARY SHARE $0.00001 PAR VALUE
(Title of Class of Securities)

G8807B106
(CUSIP Number)

August 7, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8807B106
(1) Names of Reporting Persons
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	4,100,000*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	4,100,000*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
4,100,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
8.4%*
(12) Type of Reporting Person (See Instructions)
IA

* See Item 4 for additional information.

CUSIP No. G8807B106
(1) Names of Reporting Persons
Newtyn TE Partners, LP
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
New York

Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	2,501,000*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	2,501,000*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,501,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
5.1%*
(12) Type of Reporting Person (See Instructions)
PN

* See Item 4 for additional information.

Item 1(a). Name of Issuer.

Theravance Biopharma, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices.

C/O Theravance Biopharma US, Inc.

901 Gateway Boulevard

South San Francisco, CA 94080

Item 2(a). Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”) is being filed by (i) Newtyn Management, LLC, a New York limited liability company (“Newtyn Management”), and (ii) Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”, and collectively with Newtyn Management, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address for the Reporting Persons is 60 East 42nd Street, 9th Floor, New York, NY 10165.

Item 2(c). Citizenship.

Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities.

Ordinary share $0.00001 par value (the “Ordinary Shares”).

Item 2(e). CUSIP No.

G8807B106

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

As reported in the cover pages to this report, the ownership information with respect to Newtyn Management is as follows:

(a)	Amount Beneficially Owned:		4,100,000*
(b)	Percent of Class:		8.4%*
(c)	Number of Shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	4,100,000*
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	4,100,000*
	(iv)	Shared power to dispose or to direct the disposition of:	0

As reported in the cover pages to this report, the ownership information with respect to NTE is as follows:

(a)	Amount Beneficially Owned:		2,501,000*
(b)	Percent of Class:		5.1%*
(c)	Number of Shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	2,501,000*
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	2,501,000*
	(iv)	Shared power to dispose or to direct the disposition of:	0

*Newtyn Management is the investment manager to NTE and Newtyn Partners, LP, a Delaware limited partnership (“NP”). As of August 7, 2024, NTE held 2,501,000 Ordinary Shares and NP held 1,599,000 Ordinary Shares. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of August 7, 2024, Newtyn Management may be deemed to beneficially own the 4,100,000 Ordinary Shares held in the aggregate by NTE and NP.

The foregoing beneficial ownership percentage is based upon 48,922,083 Ordinary Shares issued and outstanding as of August 2, 2024, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2024

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

NEWTYN TE PARTNERS, LP

By:	Newtyn Management, LLC
Investment Manager

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

August 16, 2024

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

NEWTYN TE PARTNERS, LP

By:	Newtyn Management, LLC
Investment Manager

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory